Robert Charles Brighton, Jr. Shareholder Phone: 954.985.4178 Fax: 954.985.4176 Rbrighton@beckerlawyers.com Becker & Poliakoff 1 East Broward Blvd. Suite 1800 Ft. Lauderdale, FL 33301

June 6, 2022

VIA EDGAR

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

450 Fifth Street N.W.

Washington, DC 20549

Attention:	Mr. Jeff Kauten, Staff Attorney

Mr. Larry Spirgel, Office Chief

Ms. Kathryn Jacobson, Staff Accountant

Mr. Robert Littlepage, Accounting Branch Chief

Re:	Flag Ship Acquisition Corporation

Amendment No.1 to Registration Statement on Form S-1

Filed April 11, 2022

File No. 333-261028

To the Reviewing Staff Members of the Commission:

Reference is made to the Staff’s letter dated May 5, 2022 to Mr. Matthew Chen, Chief Executive Officer of Flag Ship Acquisition Corporation, a Cayman exempt liability company (the Company), regarding comments on Amendment No. 1 to the Company’s Registration Statement on Form S-1. On behalf of our client, and as requested by the Staff, we are responding to the questions raised by the Staff and amending the Company’s Registration Statement to include certain clarifying disclosure to address the Staff’s comments. For your convenience, we have set forth the Staff’s comments in bold, followed by our response, as follows:

Dilution, page 65

1.	Please revise the dilution table to reflect the public offering price inclusive of the warrants and rights in the units.

We have revised the dilution table on page 65 to reflect the public offering price inclusive of the warrants and rights in the units.

2.	On page 66, please revise the calculated denominator for the pro forma net tangible book value per share after the offering to exclude the ordinary shares underlying the rights in public and private units.

We have revised the calculated denominator for the pro forma net tangible book value per share after the offering to exclude the ordinary shares underlying the rights, which is now on page 65 of the Prospectus.

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

June 6, 2022

Note 2. Significant Accounting Policies

Related parties, page F-11

3.	Please conform your definition of related parties to the ASC 850-10-20 Glossary and make clear either party’s ability to control or significantly influence the management or operating policies of the other.

We have conformed our definition of related parties to the ASC 850-10-20 Glossary and added clarifying language to pages F-3 and F-19.

Rights, page F-15

4.	We note your response to comment 6. Regarding a definitive agreement for a Business Combination in which the Company will not be the “surviving entity,” please clarify:

●	how rights are settled if a rights holder fails to affirmatively convert its rights in order to receive 1/10 share underlying each right (without paying additional consideration);

We have added language to clarify that the rights will expire worthless if the rights holder fails to affirmatively convert its rights in situations where the Company is not the “surviving entity” on page F-25.

●	whether there is any difference in the settlement of Public and Private Placement Rights;

We have added language to clarify that Public and Private Placement Rights will be treated the same where the Company is not the “surviving entity.”

and

●	whether the Company not being the surviving entity meets the exception in ASC 815- 40-25-8 for equity classification.

Pursuant to Section 4.4 of the Warrant Agreement, in the case of any merger or consolidation of the Company with or into another entity or the conversion of the Company as another entity, the holders of the Warrants shall thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the Ordinary Shares of the Company, the kind and amount of shares or other securities or property (including cash) receivable upon such merger or consolidation, that the holder of the Warrants would have received if such holder had exercised his, her or its Warrant(s) prior to such event (the “Alternative Issuance”). Accordingly the treatment in the Warrants would be the same regardless of whether the Company or not the Company is the surviving entity and the classification of the Warrant following the business combination would generally meet the exception in ASC 815-40-25-8 for equity classification, with the proviso that the specific terms and conditions of the business combination would ultimately determinate the classification of the Warrants.

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

June 6, 2022

Note 6 – Shareholders’ Deficit

Warrants, page F-16

We have expanded the disclosure in Note 6 to include such terms applicable to all warrants. As noted below, we have eliminated the redemption and cashless exercise features of Private Placement Warrants held by the Sponsor and its permitted transferees.

5.	We note your response to comment 7. Please expand your disclosure to include such terms applicable to all forms of warrants, as well as the redemption and cashless exercise features of Private Placement Warrants as long as they are held by the Sponsor and its permitted transferees.

We have expanded our disclosure to include terms applicable to all forms of warrants, as well as the redemption and cashless exercise features of Private Placement Warrants which are held by the Sponsor and/or its permitted transferees.

6.	We note your response to comment 8 and your disclosure hereunder that the Private Placement Warrants will be identical to the Public Warrants underlying the Units being sold in the Initial Public Offering. However, we also note you disclose elsewhere in the filing that the Private Placement Warrants are not redeemable and will be exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees. We understand, pursuant to the Warrant Agreement, with respect to any Private Placement Warrant, settlement is premised on the fair market value of the underlying common stock based on the average reported last sale price of the Ordinary Shares for the ten (10) trading days ending on the third trading day prior to the date on which notice of exercise of the Warrant is sent to the Warrant Agent so long as such Private Placement Warrant or Working Capital Warrant is held by the Sponsor or a Permitted Transferee (Sec. 3.3.1(c)). However, fair market value as it relates to exercise of public warrants shall mean the volume weighted average price of the Ordinary Shares as reported during the ten (10) trading day period ending on the trading day prior to the date that notice of exercise is received by the Warrant Agent from the holder of such Warrants (Sec. 7.4.1). It appears that since the settlement amount for Private Placement Warrants depends solely on who holds the instrument, and this is not an input to the fair value of a fixed-for-fixed option or forward on equity shares, this provision would cause the warrants to fail step 2 of the indexation guidance under ASC 815-40-15. Please revise or advise us.

We have revised the description of the Private Placement Warrants where it appears throughout the prospectus and have also revised the terms of the Private Placement Warrants to eliminate the different treatment accorded to Private Placement Warrants held by our Sponsor or its permitted transferees.

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

June 6, 2022

7.	In regard to your response to comment 9, please tell us if the warrant holders could receive a cash settlement in a transaction where the holders of common stock receive another form of consideration.

Warrant holders will not receive a cash settlement in a transaction where holders of common stock receive another form of consideration.

We trust that our response fully addresses the Staff’s concerns as set forth in its comment letter. Should the Staff have any additional questions regarding the information contained in the Registration Statement or with respect to our response to the comment letter, please contact the undersigned by email at rbrighton@beckerlawyers.com, or Bill Huo, Esq at bhuo@beckerlawyers.com. You may also contact the undersigned by phone at (954) 985-4178.

Very truly yours,

By:	/s/ Robert C. Brighton, Jr.
Name:	Robert C. Brighton, Jr.

Cc:	Mr. Matthew Chen
Chief Executive Officer
Flag Ship Acquisition Corp.